Exhibit 12.1

United States Steel Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes and noncontrolling interests	$(2,232)	$6	$27	$(385)	$(1,845)
Fixed charges, as shown below	373	306	280	259	211
Adjustment for equity (income) loss	(40)	(144)	(85)	(20)	29
Capitalized Interest	(19)	(41)	(39)	(16)	(15)
Distributions from equity affiliates	13	99	33	6	12
Adjusted (Loss) Earnings (A)	$(1,905)	$226	$216	$(156)	$(1,608)
Fixed charges:
Portion of rentals representing interest	$41	$34	$36	$32	$26
Capitalized interest	19	41	39	16	15
Other interest and fixed charges	313	231	205	211	170
Total fixed charges (B)	$373	$306	$280	$259	$211
Ratio of (A) to (B)	(e)	(d)	(c)	(b)	(a)

(a)	Earnings did not cover fixed charges by $1,819 million.

(b)	Earnings did not cover fixed charges by $415 million.

(c)	Earnings did not cover fixed charges by $64 million.

(d)	Earnings did not cover fixed charges by $80 million.

(e)	Earnings did not cover fixed charges by $2,278 million.